Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

06014203

KeldaGroup

SEC MAIL RECEIVED PROCESSING
JUN 07 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

5 June 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcement's issued on behalf of Kelda Group plc as follows:

- Notification of Interests of Directors Shareholding – 26 May 2006.
- Contract – 30 May 2006.
- Transaction in Own Shares x 4 (From 30 May to 2 June 2006).

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dlw 6/7

Regulatory Announcement

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:06 02-Jun-06
Number	PRNUK-0206

Kelda Group plc announces that on 2 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 754.5416p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:47 01-Jun-06
Number	PRNUK-0106

Kelda Group plc announces that on 1 June 2006 it purchased for cancellation 425,000 of its ordinary shares at a price of 749.1028p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:54 31-May-06
Number	PRNUK-3105

KeldaGroup

Kelda Group plc announces that on 31 May 2006 it purchased for cancellation 350,000 of its ordinary shares at a price of 750.9002p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:45 30-May-06
Number	PRNUK-3005

Kelda Group plc announces that on 30 May 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 744.1746p per share from JPMorgan Cazenove Limited.

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	16:14 26-May-06
Number	PRNUK-2605

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of director

David John Salkeld

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David John Salkeld

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
10,000	N/A	N/A	N/A

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

Ordinary shares of 15 5 /9 pence	£7.55	26/05/06	26/05/06

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which options exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Philip Hudson 01274 804110

25. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification 26 May 2006

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Company	Kelda Group PLC
TIDM	KEL
Headline	Re Contract
Released	14:48 30-May-06
Number	PRNUK-3005

KeldaGroup

Kelda Group plc - Stock Exchange announcement

Kelda Group plc announces that Dalriada Water Limited, a joint venture between Kelda Water Services Limited, Earth Tech Engineering Limited and Northstone (NI) Limited, has today signed a 25 year contract with the Northern Ireland Water Service to undertake Northern Ireland's first public-private partnership drinking water project. Kelda has a 45% share of the joint venture.

The project is to rebuild and upgrade four existing water treatment facilities and the associated infrastructure in Northern Ireland. When complete in 2008, the four upgraded plants will provide almost half of Northern Ireland's drinking water, complying with the appropriate European Union standards.

The design, build, finance and operate (DBFO) contract is expected to have revenue of around £500 million over the 25 year term, with the initial capital investment programme of £110m expected to commence immediately. Once the construction phase has been completed in 2008, Dalriada will operate and maintain the plants for a further 23 years. The project is being funded on a non-recourse basis by a consortium of banks.

For additional information contact:-

Rob Salmon

Director of Corporate Affairs

01274 692 639

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